LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 20, 2010

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Re: Oracle Family of Funds ("Trust")

File Nos. 333-163423, 811- 22359

Dear Mr. Hallock:

Kindly accept this letter as confirmation that the Advisor of the above referenced registered investment company has removed from the fund’s website any references or links to an application and hypothetical performance models, as you have requested.

Should you have any questions, please contact me.  We would greatly appreciate your prompt feedback to our client’s recent filing.  The projected “Effective” date remains December 31, 2010.  Thank you.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks

Encl (s).